

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Artemiou **(732) 694-5439**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Peter Frischman and Peter C. Artemiou, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bessemer Investor Services, Inc. (the "Company") for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Frischman — February 14, 2005
President — Date

Peter C. Artemiou — February 14, 2005
Senior Vice President & Treasurer — Date

Subscribed and Sworn to before me
on this 25 day of February 2005

Rosemarie E. DeForest
Notary Public

ROSEMARIE E. DeFOREST
Notary Public, State Of New York
No. 01DE4836468
Qualified In Queens County
Commission Expires Sept. 30, 2005

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company N.A. (the "Parent"), as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 14, 2005

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 699,905
Receivables from clearing brokers	120,211
Furniture and equipment (net of accumulated depreciation of $49,013)	51,073
Deferred tax asset	36,859
Other assets	87,407
TOTAL	$ 995,455

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 87,417
Taxes payable	3,136
Total liabilities	90,553
SHAREHOLDER'S EQUITY:	
Common stock (authorized—100,000 shares of $1.00 par value; outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	654,902
Total shareholder's equity	904,902
TOTAL	$ 995,455

See notes to statement of financial condition.

BESSEMER INVESTOR SERVICES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered introducing broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company functions as an introducing broker for its sole customer, Bessemer Trust Company, a New Jersey State chartered bank and subsidiary of BGI. The Company clears all of its trades through other brokers on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of the Statement of Financial Condition—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include interest-bearing deposits with banks and other deposits with an affiliate bank.

Furniture and Equipment—Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of ten years for furniture, five years for office equipment, and three years for computer equipment.

Income Taxes—The Company files consolidated Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's tax liability to BGI is based on its tax as if the Company filed separately. Other state and local taxes are paid by the Company directly.

3. RELATED PARTY TRANSACTIONS

Cash held with an affiliate bank amounts to $51,170.

4. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has recorded a deferred tax asset of $36,859 relating to accrued pension and benefits and has a current tax payable of $3,136.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $713,488, which was $707,452 in excess of its required net capital of $6,036. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

6. EMPLOYEE BENEFIT PLANS

All eligible employees of the Company are included in the qualified, non-contributory defined benefit pension and defined contribution plans of BGI. Pension plan benefits are based on the participant's years of service and average final compensation, as defined. The Company's accrued liability relating to the defined benefit plans was $55,026 as of December 31, 2004.

7. CONCENTRATION OF CREDIT RISK

The Company, whose counterparties are brokers/dealers, engages in brokerage activities. In the event counterparties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit worthiness of the counterparties with which it conducts business.

8. LITIGATION

In the normal course of business, the Company may be subject to litigation. As of December 31, 2004, there were no pending legal actions against the Company.

9. SUBSEQUENT EVENT

Effective January 1, 2005, the Company will no longer act as introducing broker-dealer for Bessemer Trust Company, which will now place trades directly with other broker-dealers. The Company will focus its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates. As a result, the Company has transferred all direct employees of the Company to the Parent effective January 1, 2005 and is in the process of renegotiating the service agreements with its affiliates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 14, 2005

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, New York 10111

Dear Sirs:

In planning and performing our audit of the financial statements of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A., for the year ended December 31, 2004 (on which we issued our report dated February 14, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

